DOUGLAS P. LONG DLong@faegre.com 612.766.7212

June 13, 2005

Securities and Exchange Commission

Attention: Jennifer Hardy, Branch Chief

Division of Corporate Finance

Judiciary Plaza

450 Fifth Street NW

Washington, DC 20549-0510

Re:	Entegris, Inc.

Registration Statement on Form S-4

File No. 333-124719

Filed May 10, 2005

Dear Ms. Hardy:

On behalf of Entegris, Inc. (“Entegris”), for which we are acting as counsel, we hereby respond to the Staff’s comments as set forth in Ms. Hardy’s letter dated June 3, 2005, to John D. Villas, Chief Financial Officer of Entegris on the above-referenced registration statement (the “Registration Statement”). This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that was filed by Entegris and Eagle DE, Inc. on the date hereof with the Securities and Exchange Commission (the “Commission”).

For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by Entegris’ response. In this letter, page references in the responses refer to the page numbers in Amendment No. 1.

To assist the staff in reviewing Amendment No. 1, we will separately deliver to you, by overnight delivery, a copy of this letter, six bound copies of Amendment No. 1. Three of the copies of Amendment No. 1 will be marked to show changes from the Registration Statement as originally filed with the Commission on May 9, 2005.

Securities and Exchange Commission

June 13, 2005

General

1.	Where we ask for revisions to your disclosure in one place in the registration statement, please make similar revisions in all other applicable places in the registration statement.

Response: The Company has made similar revisions in all other applicable places in the Registration Statement.

2.	We note disclosure on page 35 that Entegris and Mykrolis have a former commercial relationship. Please provide the information required by Items 1005(b) and 1011(a) of Regulation M-A, which are incorporated by Item 14(b)(7) of Schedule 14A.

Response: Entegris has manufactured and assembled certain products for Mykrolis since 1984. The requested information regarding this relationship has been provided on page 77.

Prospectus Cover Page

3.	Please disclose that shareholders do not have appraisal rights.

Response: The requested disclosure has been made on the cover page.

4.	In order to enhance the readability of the prospectus cover page, please condense the information and use bullet point disclosure. See Rule 421(d) of Regulation C. In this respect, please do not focus on the existence of merger subsidiaries here. Instead, simply state that the companies will engage in a merger of equals.

Response: The cover page has been revised in accordance with the Staff’s comments.

5.	Because this letter to Entegris and Mykrolis shareholders also serves as soliciting material, strive for a balanced presentation. For example, where you include the boards’ recommendation, disclose with equal prominence that board members will directly benefit from the merger. Make similar revisions in all applicable places in the registration statement. Also, consider eliminating inherently subjective statements like “we believe that the combined company will be a global leader in materials integrity management for the microelectronics industry.”

Response: The Registration Statement has been revised to expressly set forth that directors and officers of Entegris and Mykrolis may have interests in the merger that differ from their interests as stockholders each time a reference is made to the board’s recommendation. Entegris has deleted any references to the combined company being a “global leader” and similar statements.

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Questions and Answers About the Merger, page 1

6.	You currently repeat information in your Q&A section and your summary section. The Q&A should not repeat any information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section. Also, when revising your disclosure, we strongly suggest that you discuss only the procedural questions (i.e. voting procedures, appraisal procedures, merger subsidiary mechanics, reincorporation, etc.) with short, clear answers in the Q&A, and place the material, substantive disclosure of the consideration and the terms of the merger, including taxation in the summary.

Response: The Q&A section and the Summary have been revised in accordance with the comment. There is some overlap with respect to certain basic information to ensure that a person reviewing only the Q&A or only the Summary section would obtain certain key information regarding the proposed transactions.

7.	Please disclose the anticipated time period between the vote and the closing of the merger.

Response: The requested disclosure has been provided in the Q&A section at page 6.

Q.	Why are the companies proposing the merger?, page 1

8.	Please clarify what you mean by global “leader.” Tell us supplementally of the basis for your statement.

Response: All references to “global leader” and “leader” have been removed.

Q.	What will a stockholder receive in the merger?, page 1

9.	Please state that Mykrolis stockholders will not know at the time they vote on the merger the value of the Entegris shares that they will receive in the merger since the exchange ratio is fixed. Please include a table disclosing the per share value of the Entegris shares that Mykrolis stockholders will receive in the merger based upon a reasonable range of recent prices for the shares. Please disclose the total number of shares that may be issued based upon current outstanding shares of Entegris common stock. Also provide an example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date.

Response: Disclosure has been added to page 11 of the “Summary” section to state that the Mykrolis stockholders will not know the market value of the Entegris Delaware common stock when they vote and the requested table has been added. The disclosure has also been revised to set forth the total number of shares that may be issued based

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upon current outstanding shares of Mykrolis common stock. No change has been made to reflect the last sentence of the comment because the exchange ratio will not change based on trading prices of the securities.

10.	Add disclosure that Mykrolis fractional shareholders will receive cash in lieu of stock and as a result, will no longer be shareholders of the company. We assume that odd-lot shareholders will be cashed out. If true, provide a statement to this effect or state the threshold amount of shares that will determine which shareholders will be cashed out.

Response: Because Mykrolis has not issued fractional shares and given that every whole share of Mykrolis common stock will be converted into at least one share of Entegris common stock, no Mykrolis stockholder will cease being a stockholder because such stockholder will receive cash in exchange for any remaining fractional interest in Entegris common stock. Therefore, no additional disclosure has been added to the Registration Statement in response to this comment. In addition, disclosure has been added in the “Summary” section on page 11 that Mykrolis stockholders who would otherwise receive fractional shares of the common stock of Entegris Delaware will instead receive cash in exchange for this fractional share.

Q.	What are the material U.S. federal income tax consequences of the merger to Entegris and Mykrolis stockholders?, page 7

11.	Delete the reference on page 7 “Assuming that they so qualify . . . .” Instead, disclose counsel’s opinion regarding the taxation of the merger and identify counsel.

Response: Entegris has deleted the reference to “Assuming that they so qualify. . .” and made the requested disclosure and identification of counsel in the Summary section beginning on page 15.

Summary, page 10

12.	Please disclose the basis for all of your assertions here and in the remainder of the registration statement that you are a leading provider of materials integrity management products and services.

Response: All references to being a “leader” of materials integrity management products and services have been removed.

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June 13, 2005

Opinion of Entegris’ Financial Advisor, page 12

13.	Disclose here and in the main section, if true, that no updated opinion will be obtained.

Response: The parties have confirmed that they do not expect to obtain updated opinions from their respective financial advisors. Disclosure to this effect has been added at pages 12, 47 and 55.

Conditions to Completion of the Merger, page 14

14.	Disclosure here and elsewhere indicates that the merger’s closing is conditioned upon receipt of written opinions on tax matters. Since each party may waive the condition, you must:

•	File executed opinions before effectiveness even though the merger agreement is conditioned upon the receipt of one or more favorable tax opinions at closing.

•	Undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material. We note your disclosure on page 19.

Response: Entegris confirms that it will file executed opinions before effectiveness of the Registration Statement; forms of the tax opinions have been filed as exhibits to Amendment No. 1. The appropriate disclosure to undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material has been provided in the “Summary” section at page 14 and on page 93.

Risk Factors, page 17

We may be unable to successfully integrate our operations . . ., page 17

15.	Please quantify the cost savings you anticipate for the merger.

Response: The requested quantification of the cost savings has been provided on page 10.

Entegris and Mykrolis will incur substantial expenses whether or not the merger is completed, page 18

16.	Please discuss the expenses in greater detail. For instance, do these costs just include those you have enumerated or do they also include the costs of implementing the merger and hoped for synergies.

Response: The requested disclosure has been provided on page 18.

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June 13, 2005

Failure to complete the merger could negatively affect Entegris’ and Mykrolis’ stock prices, page 18

17.	The bulleted points appear to be duplicative of the risks raised in the risk factor titled “Entegris and Mykrolis will incur substantial expenses . . .” Please revise to combine.

Response: The substance of the bulleted points has been moved to the risk factor titled “Entegris and Mykrolis will incur substantial expenses” on page 18.

Uncertainty regarding the merger and the effects of the merger could adversely affect each company’s relationships . . ., page 19

18.	In addition to bundling multiple risks, this risk factors appears to draw the generic conclusion that it would have a “material adverse effect” on your business. Please revise to state with more specificity the risks to your financial condition or operations. Also, you mention your ability to retain key management in the aftermath of the merger. To the extent management is aware that this will occur, please describe.

Response: In response to the Staff’s comment, the risk factor on page 19 has been revised to more fully identify the risks involved. In addition, the employee risk originally discussed in this risk factor has been revised and expressed in a new risk factor on page 19.

19.	We note that all of the risk factors relate to the consequences of the merger or potential for a merger. Consider risk factors specifically related to the businesses of Entegris and Mykrolis after the merger.

Response: In response to the Staff’s comment, a new risk factor identifying certain business risks faced by Entegris and Mykrolis and the combined company has been added on page 20. In addition, this new risk factor contains a specific cross refinance to the respective Form 10-K’s of the parties where a full discussion of the business risks faced by Mykrolis and Entegris may be found.

Cautionary Statement Concerning Forward-Looking Statements, page 20

20.	The penultimate paragraph in this section is overly broad and inappropriate with respect to the application of cautionary language contained in this section to all subsequent statements by the companies. Please revise.

Response: In response to the Staff’s comment, the last sentence of the section (on page 21) has been appropriately narrowed.

21.	Refer to your statement that, “Entegris and Mykrolis undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Please confirm supplementally that you are aware of your

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responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. See Item 10(b)(3)(iii) of Regulation S-K.

Response: Entegris confirms supplementally that it is aware of its responsibility regarding previously disclosed projections as set forth in Item 10(b)(3)(iii) of Regulation S-K.

22.	To the extent that the proxy statement/prospectus states that it includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, please be advised that the staff is not making any determination as to whether the disclosures (including, e.g., cautionary language or the placement of disclosures) satisfy the requirements of such Sections.

Response: Entegris acknowledges this Staff comment.

Solicitation of Proxies, page 29

23.	We note that you may employ various methods to solicit proxies, including mail, telephone, personal interviews, or the Internet. Be advised that all written soliciting materials, including emails or scripts to be used soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Please refer to Item 14a-6(b) and (c). Please confirm your understanding.

Response: Entegris confirms this understanding.

The Merger, page 35

24.	We note statements throughout the document regarding the boards’ belief that the merger would result in great synergies. At an appropriate place, please describe the strategic rationale and the economic and operational benefits of the merger. In order for stockholders to make an educated decision about the merger, you should explain what the combined company will look like going forward. For example, add discussion as to how each company complements or overlaps each other. Is each company focused on the same markets? If so, what plans do you have to integrate operations or eliminate duplicative functions? What will the anticipated synergies and cost savings be?

Response: The requested disclosure of the strategic rationale and the economic and operational benefits of the merger has been provided in the “Summary” section at page 10. The disclosure regarding the anticipated cost savings has also been provided on page 10.

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Background of the Merger, page 35

25.	Please disclose prominently that Mykrolis stockholders will not be protected against the decline in the price of Entegris’ stock between the time of voting for the merger and the trading day immediately preceding the date of the merger. Please disclose any negotiations for downside protection or the reason for no such negotiations.

Response: The requested disclosure that Mykrolis stockholders will not be protected against the decline in the price of Entegris’ stock between the time of voting for the merger and the trading day immediately preceding the date of the merger has been provided in the “Summary” section at page 11. The requested disclosure regarding the negotiations of the exchange ratio and the understanding that it would not be subject to upside or downside adjustment has been provided in the “Background of the Merger” section beginning on page 41.

26.	We note that a representative of Citigroup Global Markets Inc. arranged and attended the July 13, 2004 dinner meeting between Messrs. Dauwalter and Zadel and that Citigroup was not yet retained by either party. Please clarify Citigroup’s role at this meeting. Disclose which party first initiated contact with Citigroup.

Response: The requested disclosure has been revised to clarify Citigroup’s role at the meeting and to indicate that Citigroup initiated the contact with both Mykrolis and Entegris (at page 36).

27.	We note that in October 2004, Entegris retained Goldman, Sachs & Co. as its financial advisor and that Entegris and Goldman agreed that Goldman would assist Entegris in evaluating three possible alternative strategic business combinations. Please describe the alternatives presented and why Entegris chose the combination with Mykrolis over the others. Supplementally, confirm that no offers were made to combine with Entegris or disclose the amount and form of consideration offered and the reasons for rejecting the offer.

Response: In response to the Staff’s comment, disclosure has been added to page 37 to describe the two other possible business combinations covered by Goldman Sachs’ engagement. Supplementally, Entegris confirms that no offers were made to or by Entegris with respect to these possible transactions.

28.	Please describe the other strategic alternatives that Mykrolis considered and disclose why it chose to merge with Entegris rather than peruse these alternatives. Please clarify the “lack of compelling product synergies.”

Response: Only one additional strategic alternative considered by Mykrolis reached the point of significant discussions, and the discussions with that significant industry

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participant are described beginning on page 39. We have added additional disclosure to clarify the “lack of compelling product synergies” with this industry participant.

29.	Please describe how the parties negotiated the exchange ratio.

Response: A description of the negotiations regarding the exchange ratio has been provided in the “Background of the Merger” section on page 41.

30.	We note your statement that Mykrolis engaged Citigroup as its financial advisor to assist it in connection with the evaluation of strategic alternatives. However, please clarify that Citigroup’s opinion was limited to the fairness of the exchange ratio and did not consider alternative combinations.

Response: The disclosure has been revised (at page 43) to clarify that Citigroup’s opinion was limited to the fairness of the exchange ratio only.

31.	Please provide for staff review all materials prepared by Goldman, and Citigroup provided to Entegris, Mykrolis or their representatives. Provide all transcripts, summaries and video presentation materials as well as copies of board books. We may have further comments upon reviewing these materials.

Response: The requested material prepared by Citigroup will be provided by Cleary Gottlieb Steen & Hamilton LLP, counsel to Citigroup, to the Staff under separate cover pursuant to a request for confidential treatment.

The requested material prepared by Goldman Sachs will be provided by Sullivan & Cromwell LLP, counsel to Goldman Sachs, to the Staff under separate cover pursuant to a request for confidential treatment.

Recommendation of Mykrolis’ Board of Directors; Mykrolis’ Reasons for the Merger, page 44

32.	Please disclose whether the fact that any portion of the merger consideration paid in cash could be taxable to holders was considered as a risk of the transaction.

Response: In the course of its decision to approve the merger, the board of directors of Mykrolis considered the fact that the merger will be tax-free to Mykrolis stockholders for U.S. federal income tax purposes, except that certain stockholders may recognize a nominal amount of gain on cash received in exchange for their shares of Mykrolis common stock. (The cash amount per Mykrolis stockholder would be less than the closing sale price of one share of Entegris common stock on the day immediately proceeding the Effective Time; the closing sale price of Entegris common stock was $9.95 per share on June 10, 2005.) This analysis is set forth on page 47 in the second to last bullet setting forth the factors considered by Mykrolis’ board of directors in connection with its approval of the merger.

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Opinion of Entegris’ Financial Advisor, page 46

33.	Please disclose whether Goldman has provided past services to Entegris and, if so, how much they were paid in the past two years. We note your disclosure in the third full paragraph on page 53. Please refer to Item 4(b) of Form S-4 and Item 1015 of Regulation M-A.

Response: Entegris confirms that Goldman Sachs has not received compensation for investment banking services from Entegris during the past two years. Accordingly, Entegris respectfully submits that no additional disclosure is required pursuant to Item 1015 of Regulation M-A.

34.	Please disclose the basis for Goldman’s assumption that the financial analyses and forecasts relating to the companies were reasonably prepared and reflected the best currently available estimates and judgments of management. Please apply this to your disclosure on page 54 regarding Citigroup’s opinion.

Response: In response to the Staff’s comment, the disclosure on page 48 has been revised to state that Entegris management advised Goldman Sachs that management believed the financial analyses and forecasts for Entegris and Mykrolis were reasonably prepared and reflected their best currently available estimates and judgments and that Goldman Sachs based its assumptions on this advice.

Citigroup has informed Entegris that, as noted in the disclosure on page 56 of the Registration Statement, the basis for such assumption was a discussion with the managements of both Mykrolis and Entegris regarding such forecasts and estimates, during which the management of each of Mykrolis and Entegris informed Citigroup that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of such respective managements as to the future financial performance of Mykrolis, Entegris and Entegris Delaware. Although Citigroup expresses no opinion as to the accuracy of such estimates and forecasts, nothing in Citigroup’s conversations with the respective managements led them to believe that such forecasts and estimates were not reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements.

35.	Please disclose how stockholders are to evaluate the results of each analysis in connection with your determination that the merger consideration is fair. For example, how should stockholders evaluate a 1.7 X NTM revenue multiple and how should they evaluate results where the merger consideration is lower in some instances than the implied ratios or values. As part of this, compare the results of your analyses to the per share consideration that will be given in the merger.

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June 13, 2005

Response: The disclosure on pages 50 to 52 has been revised to more clearly explain the significance of certain analyses. To the extent that the Staff’s comment requires Entegris to further explain the conclusion to each separate analysis or indicate how each analysis supports fairness, Goldman Sachs has informed Entegris that it did not provide such explanations to the Entegris board of directors to indicate how it supports fairness. Rather, as reflected on page 54, Goldman Sachs, in performing its analyses, reached a single conclusion as to fairness based on its experience and professional judgment and the analyses as a whole, and it was this fairness conclusion that was communicated to Entegris’ board of directors. Goldman Sachs does not, as part of its process, isolate various analyses and reach separate conclusions with respect to their relative significance or relevance. Accordingly, Entegris respectfully submits that it would be inappropriate, after the fact, (i) to undertake an analysis that is not part of the firm’s normal methodology or (ii) to create comparisons, evaluations and explanation not done in connection with the preparation and delivery of the firm’s opinion and not communicated to Entegris’ board of directors. Further, Goldman Sachs has referred Entegris to a decision of a Delaware trial court considering the failure to include in a merger proxy statement a summary of the analytical work done by an investment banker to confirm, for itself, the validity of an opinion rendered earlier to a board of directors and published in a proxy statement. That court stated, “It thus seems impossible to say that the company’s proxy solicitation is deficient because it fails to contain information that so far as the record shows, neither the company nor the directors knew.” Behrens v. United Investors Management Company, C.A. No. 12876, 1993 WL400209, Fed. Sec. L. Rep. (CCH) para. 97,805 at 97,971 (Del. Ch. October 1, 1993).

Opinion of Mykrolis’ Financial Advisor, page 53

36.	We note that Citigroup and its affiliates in the past have provided services to Mykrolis and Entegris unrelated to the proposed merger. Please disclose how much has been paid to Citigroup in the past two years. Please refer to Item 4(b) of Form S-4 and Item 1015 of Regulation M-A.

Response: Entegris and Mykrolis confirm that Citigroup has not received compensation for investment banking services form Entegris or Mykrolis during the past two years. Accordingly, Entegris respectfully submits that no additional disclosure is required pursuant to Item 1015 of Regulation M-A.

37.	With respect to the other analyses and information that you state Citigroup conducted in the second paragraph on page 54, please either describe these or delete the reference.

Response: The disclosure has been revised on page 56 to clarify that the analyses described are the material analyses considered by Citigroup in connection with its opinion.

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June 13, 2005

Material U.S. Federal Income Tax Consequences, page 74

38.	Please explain how this merger qualifies for treatment as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. Please briefly explain the conditions of Section 368(a).

Response: The requested explanation has been provided on page 78.

39.	Please revise the last paragraph to state counsels’ opinions regarding taxation of the merger.

Response: The first paragraph on page 79 has been revised as requested.

Pro Forma Condensed Combined Financial Statements

Note 1—Basis of Presentation

Experts

40.	We note your reference to the independent valuation specialists. Please name these experts and provide their consents as required by Section 436(b) of Regulation C or delete your reference to them.

Response: The reference to the independent valuation specialists has been deleted from the discussion on page 110.

41.	Please expand your disclosures to describe the nature of the developed technology intangible asset you acquired from Mykrolis.

Response: The discussion beginning on page 111 has been expanded as requested.

42.	We note that you have currently allocated $313 million of the total estimated purchase price to goodwill. Expand your disclosures to provide a description of the factors that contributed to this very significant portion of the purchase price being allocated to goodwill.

Response: The discussion on page 112 has been expanded as requested.

Note 3—Deferred Stock-Based Compensation

43.	You indicate that the deferred compensation “ . . . represents the estimated intrinsic value of the unvested Mykrolis stock options assumed and the issuance of restricted stock.” We have the following comments regarding this disclosure.

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•	We assume you have determined the deferred compensation related to the intrinsic value of the Entegris stock options issued (i.e. the replacement awards) in exchange for the Mykrolis stock options. Please revise your disclosure to clarify.

•	Separately disclose the intrinsic value of the unvested Entegris stock and indicate that this amount is included in your purchase price allocation. Separately disclose the value of your restricted stock and address your accounting for the restricted stock. Please advise or revise your pro formas accordingly.

Response: Note 3 to the pro forma financials on page 114 has been revised as requested.

Exhibits

44.	Note that we may have comments on the tax and legality opinions and other exhibits and related disclosure once they are filed. Please allow adequate time for our review before requesting effectiveness of the registration statement.

Response: The legality opinion, the forms of the tax opinions and other exhibits have been filed with Amendment No. 1.

* * * * *

We hope that this letter responds adequately to the Staff’s comments and questions. If you have any further comments or questions, please contact me at (612) 766-7212 or Carmen Pinkerton of our office at (612) 766-8060. Thank you.

Very truly yours,

Douglas P. Long

CGP:alz